RYAN'S FAMILY STEAK HOUSES, INC.
             REPORTS FEBRUARY SALES INFORMATION

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Ryan's   Family  Steak  Houses,  Inc.  (NASDAQ:RYAN)   today
announced that weekly average unit sales for February 2001 reached record levels for the month of February. All-store and same-store sales for the month increased by 0.6% and 0.1%, respectively. Other details follow:

                               February 2001
                                (Unaudited)

  Total sales                 $59,030,000
  Increase from prior year            +5%

                                   Current    Prior
  Average unit sales:                Year      Year

  All-store (all Ryan's units)      +0.6%      3.3%
  Same-store (open at least 18 mos.)+0.1%      2.7%


At March 7, 2001, the Company owned and operated 304 Ryan's.

The Company's next accounting period consists of 4 weeks, ending on April 4, 2001.